SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

A10 NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 par value
(Title of Class of Securities)

002121101
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert Cochran Vice President, Legal and Corporate Collaboration A10 Networks, Inc. 3 West Plumeria Drive San Jose, CA 95134 (408) 325-8668
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,550,991.94	$256.89

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 643,934 shares of Common Stock of A10 Networks, Inc. having an aggregate value of $2,550,991.94 as of November 13, 2015 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by A10 Networks, Inc., a Delaware corporation (“A10” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $12.00 per share, (ii) were granted under Company’s 2008 Stock Plan or 2014 Equity Incentive Plan before April 29, 2014, and (iii) are held by an Eligible Participant (as defined below) who are providing services to A10 and its subsidiaries (the “A10 Group”), except as otherwise described in the Offer to Exchange.
An “Eligible Participant” is an employee or service provider of the A10 Group who works in the U.S., Brazil, Colombia, France, Germany, India, Indonesia, Japan, Korea, Mexico, the Netherlands, People’s Republic of China, Spain, Taiwan, United Arab Emirates, or United Kingdom (each an “Eligible Country”) as of the start of the offer and remains an employee or service provider of the A10 Group resident in one of those countries through the expiration of the offer and the restricted stock unit grant date. Our executive officers and the members of our board of directors are not Eligible Participants and may not participate in the offer.
These Eligible Options may be exchanged for a lesser number of restricted stock units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 19, 2015 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Announcement, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were made available to Eligible Participants: (i) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(D), (ii) the Form of Reminder E-mail, attached hereto as Exhibit (a)(1)(E), (iii) the Form of Expiration Notice, attached hereto as Exhibit (a)(1)(F), (iv) the Screenshots from Offer Website, attached hereto as Exhibit (a)(1)(G), (v) the Employee Presentation, attached hereto as Exhibit (a)(1)(H), and (iv) the Employee FAQs, attached hereto as Exhibit (a)(1)(I).These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”
The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.    Summary Term Sheet.
The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.    Subject Company Information.
(a) Name and Address.
A10 is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 3 West Plumeria Drive, San Jose, California 95134, and the telephone number at that address is (408) 325-8668. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning A10” is incorporated herein by reference.
(b) Securities.
The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Participant and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of RSUs; expiration date,” “6. Acceptance of options for exchange and issuance of RSUs,” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
(c) Trading Market and Price.
The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.
(a) Name and Address.
The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.
(a) Material Terms.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of RSUs; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of RSUs,” “7. Conditions of the offer,” “Price range of shares underlying the options,” “9. Source and amount of consideration; terms of RSUs,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.
(b) Purchases.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth in the sections of the Offer to Exchange under the caption “11. The Offer” titled “6. Acceptance of options for exchange and issuance of RSUs” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
(c) Plans.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
(b) Conditions.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.

Item 8.    Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
Not applicable.

Item 10.    Financial Statements.
(a) Financial Information.
The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning A10,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b) Pro Forma Information.
Not applicable.

Item 11.    Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.
(c) Other Material Information.
Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 19, 2015.
(a)(1)(B	Launch Announcement.
(a)(1)(C)	Election Form.
(a)(1)(D)	Form of Confirmation E-mail.
(a)(1)(E)	Form of Reminder E-mail.
(a)(1)(F)	Form of Expiration Notice.
(a)(1)(G)	Screenshots from Offer Website.
(a)(1)(H)	Employee Presentation.
(a)(1)(I)	Employee FAQS.
(b)	Not applicable.
(d)(1)
A10 Networks, Inc. 2008 Stock Plan, incorporated herein by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Securities and Exchange Commission on May 13, 2014, File No. 001-36343.

(d)(2)
A10 Networks, Inc. Amended and Restated 2014 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, as filed with the Securities and Exchange Commission on August 6, 2015, File No. 001-36343.

(d)(3)	Form of Restricted Stock Unit Agreement pursuant to the Amended and Restated 2014 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.
    (a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

A10 NETWORKS, INC.
/s/ Robert Cochran
Robert Cochran
Vice President, Legal and Corporate Collaboration

Date: November 19, 2015